Mail Stop 4561



February 9, 2006


By U.S. Mail and facsimile to (703) 707-5018

Steven L. Lilly
Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
2201 Cooperative Way
Herndon, VA 20171

Re:	National Rural Utilities Cooperative Finance Corporation
Form 8-K
	Filed January 12, 2006
	File No. 001-07102

Dear Mr. Lilly:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In your response to our comment letter dated January 17, 2006, you state that you filed the restated financial statements referenced in the Form 8-K filed on January 12, 2006. We note that you have not filed financial statements for the interim period ended February 28,
2005, which you had indicated in your Form 8-K filed on January
12,
2006, should not be relied upon. Please file an amended Form 10-Q with restated financial statements for the quarter ended February 28,
2005 as soon as practicable, or advise us.

* * * * *

       As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3423 if you have questions.

Sincerely,



Amit Pande
Assistant Chief Accountant
??

??

??

??

Steven L. Lilly
National Rural Utilities Cooperative Finance Corporation
January 17, 2006
Page 2